

June 5, 2015

Via E-Mail
Michael J. Danaher, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304

  Re: Audience, Inc.
     Schedule 14D-9 filed May 19, 2015, amended May 22 and June 2, 2015
     SEC File No. 005-87068

Dear Mr. Danaher:

   We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Employment Agreements with Knowles, page 7

1. Disclose in the Background of the Offer and the Merger section the negotiations between Knowles and Mr. Auslander relating to Mr. Auslander's employment agreement. Also, provide a comparison of the terms of Mr. Auslander's employment agreement with Audience and offer of employment with Knowles.

Background of the Offer and the Merger, page 9

2. Please describe the negotiation, if any, of any employment arrangement that must continue to be in full force and effect to meet one of your offer conditions.

3. We note that the board considered on April 17, 2015 the increase in the company's stock price prior to any public disclosure of the negotiations the

company was conducting. Please revise your disclosure to describe what effect this price increase had on the board's consideration of the transaction with Knowles and any later effect on the determination that the merger was advisable and in the best interests of Audience's security holders. Also, tell us, with a view toward revised disclosure, if you believe that news of the transaction leaked out in connection with Knowles' due diligence activities in Korea on April 14, 2015.

Audience's Reasons for the Offer and Merger, page 22

4.   It appears that the unexpected price increase described above was viewed by the board as a factor supporting the board's recommendation to Audience's security holders. Please revise your disclosure to further explain how this unexpected and unexplained increase in the stock price support a recommendation in favor of the transaction.

5.   Revise the third and fourth bullet points on page 24 to describe specifically what "increased potential for growth, development and profitability of Knowles" and "earnings and future prospects of the combined company" the board is referring to in this disclosure.

6.   Quantify the expected synergies described in the last bullet point on page 24. If the board did not quantify the synergies, revise your disclosure to state so and describe the basis for the board's conclusion that there are synergies to be obtained from the merger.

Opinion of Audience's Financial Advisor, page 27

7.   Revise the paragraph under the caption "Historical Trading Analysis-Audience" to explain why April 14, 2015 is a relevant measurement date.

Cautionary Statement Regarding Forward-Looking Statements, page 47

8.   We note that you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please delete references to those protections.

Where You Can Find More Information, page 48

9.   Schedule 14D-9 does not permit forward-incorporation by reference. Please revise your disclosure to state that the Schedule 14D-9 will be amended to disclose material changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions